Exhibit 99.1

MATERIAL CHANGE REPORT

1.                                       Name and Address of Company

Kinross Gold Corporation (“Kinross”)

52nd Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y2

2.                                       Date of Material Change

July 24, 2008

3.                                       News Release

News releases with respect to the material change referred to in this report were issued by Kinross on July 24, 2008 and July 28, 2008 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.                                       Summary of Material Change

On July 24, 2008, Kinross and Aurelian announced that they had entered into a support agreement (the “Support Agreement”) pursuant to which, subject to certain terms and conditions, Kinross agreed to make an offer (the “Offer”) to acquire all of the issued and outstanding common shares of Aurelian (the “Aurelian Shares”) on the basis of 0.317 of a common share of Kinross and 0.1429 of a Kinross warrant (with each Kinross warrant entitling the holder to acquire, subject to adjustment, one Kinross common share) for each Aurelian Share, and Aurelian agreed to support the Offer.

On July 28, 2008, Kinross announced it had filed with Canadian and United States securities regulators formal offer documents in respect of the Offer, and mailed the Offer documents to the registered shareholders of Aurelian.  The Offer expires at 6:00 p.m. (Toronto time) on September 3, 2008.  Kinross also announced that it had acquired 15 million Aurelian Shares on a private placement basis at a total subscription price of C$71.25 million, representing approximately 9.9% of the outstanding Aurelian Shares.

5.                                       Full Description of Material Change

On July 24, 2008, Kinross and Aurelian announced that they had entered into the Support Agreement pursuant to which, subject to certain terms and conditions, Kinross agreed to make the Offer to acquire all of the issued and outstanding Aurelian Shares on the basis of 0.317 of a common share of Kinross and 0.1429 of a Kinross warrant (with each Kinross warrant entitling the holder to acquire, subject to adjustment, one Kinross common share) for each Aurelian Share.  The Kinross warrants have an exercise price of $32.00 per Kinross common share and will expire five years after the date on which Kinross first pays for Aurelian Shares deposited under the Offer.  Kinross expects to issue approximately 43.5 million Kinross common shares, representing approximately

7% of the current outstanding Kinross Shares, and 19.6 million warrants pursuant to the Offer (assuming that all holders of Aurelian options elect to receive replacement Kinross options rather than exercise their Aurelian options prior to successful completion of the Offer).

The Board of Directors of Aurelian, after receiving the recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is in the best interests of Aurelian’s shareholders and unanimously recommends that the Aurelian shareholders accept the Offer and deposit their Aurelian Shares under the Offer. The directors and senior officers of Aurelian, holding an aggregate number of shares representing approximately 1.82% of the outstanding Aurelian Shares, have entered into lock-up agreements with Kinross and have agreed to deposit all of their Aurelian Shares under the Offer.

On July 28, 2008, Kinross announced it had filed with Canadian and United States securities regulators formal offer documents in respect of the Offer, including an offer to purchase and take-over bid circular (the “Offer and Circular”), and mailed such documents to Aurelian’s registered shareholders.  The Offer expires at 6:00 p.m. (Toronto time) on September 3, 2008.  Kinross may extend the Offer in accordance with the terms of the Support Agreement and applicable law.

Kinross’ obligation to acquire Aurelian Shares pursuant to the Offer is subject to certain customary conditions, including that (i) there will have been validly deposited under the Offer and not withdrawn at the expiry time that number of Aurelian Shares which, together with any Aurelian Shares owned, directly or indirectly, by Kinross, constitutes at least 66 2/3% of the outstanding Aurelian Shares (calculated on a fully-diluted basis) and (ii) the Support Agreement shall not have been terminated by Kinross or Aurelian in accordance with its terms.

The Support Agreement contains certain termination rights in favour of  both Kinross and Aurelian, including the right of the Board of Directors of Aurelian to terminate the Support Agreement in favour of an unsolicited superior proposal if Kinross fails to match the proposal, subject to Aurelian making a termination payment of $42 million to Kinross.

On July 28, 2008, following receipt of TSX approval, Kinross also purchased 15 million Aurelian Shares on a private placement basis at a price of $4.75 per share, for total subscription proceeds of $71.25 million, representing approximately 9.9% of the outstanding Aurelian Shares following the completion of the private placement.  Aurelian will use the proceeds for general corporate purposes, including to assist with the development of the Fruta del Norte deposit.

Kinross has agreed with Aurelian that from the date of the Support Agreement until the date Kinross takes up and pays for Aurelian Shares under the Offer or the termination of the Support Agreement, it will not purchase any Aurelian Shares except under the Offer.  Kinross has also agreed that it will tender all of the Aurelian Shares acquired by way of the private placement to a superior proposal or vote in favour of a superior proposal, if applicable, if (a) Kinross does not exercise its right to match pursuant to the Support

Agreement and (b) the Support Agreement has been terminated in accordance with its terms.

* * * * *

The foregoing description of the Offer and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Offer, Circular and Support Agreement, which have been filed separately on SEDAR.

6.                                       Reliance upon subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                       Omitted Information

Not applicable.

8.                                       Executive Officer

For further information contact Shelley Riley, Vice President, Administration and Corporate Secretary at (416) 365-5198.

9.                                       Date of Report

August 1, 2008.